Exhibit 12.1
Statement re: Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Earnings	$2,695	$943,202	$1,607,940	$1,184,091	$1,420,639	$851,300
Fixed charges	106,309	344,612	297,307	165,594	142,643	109,641

	$109,004	$1,287,814	$1,905,247	$1,349,685	$1,563,282	$960,941

Fixed Charges:
Interest expense and amortization of debt discount and debt issuance costs	$30,199	$209,972	$172,327	$47,214	$43,103	$34,053
Interest component of rent expense	76,110	134,640	124,980	118,380	99,540	75,588

	$106,309	$344,612	$297,307	$165,594	$142,643	$109,641

Ratio of earnings to Fixed charges	1.0	3.7	6.4	8.2	11.0	8.8